UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 5, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Penwest Pharmaceuticals Co.
File No. 333-38389 - CF#22957

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Penwest Pharmaceuticals Co. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibit to a Form S-1 filed on October 21, 1997.

Based on representations by Penwest Pharmaceuticals Co. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.4   through January 3, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel